September 20, 2005

      Mail Stop 4561

Robert P. Johnson
President
AEI Income & Growth Fund 26 LLC
1300 Wells Fargo Place
30 East Seventh Street
St. Paul, MN 55101

Re:	AEI Income & Growth Fund 26 LLC
	Registration Statement on Form SB-2/A-1
      Draft Response Provided August 25, 2005
      Registration No. 333-125266

Dear Mr. Johnson:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	The following comments refer to your letter to the staff dated
August 25, 2005.

General
1. Refer to previous comment 1. We note that the shares sold under the dividend reinvestment plan are being offered under a separate plan of distribution, that the company will not pay selling commissions and other expenses on the sale of those shares and thus will receive different proceeds for the sale of shares under the dividend reinvestment program. Under these facts, it appears that the offering of the dividend reinvestment plan shares are distinct from the offering of the limited partnership units and should be separately identified as such in your disclosure. Please revise the cover page to disclose the maximum number of shares you may offer under the dividend reinvestment plan and to clarify that the table of proceeds assumes all shares are sold in the primary offering and that
DRIP shares are not subject to commissions and expenses. Please also revise the table on the cover of the registration statement.

Sales Literature
2. In response to previous comment 8, please tell us the basis for your belief that the NCREIF statistics are an appropriate measure for performance of real estate investments as it compares to your fund specifically. For example, tell us specifically how the type of real estate investments, objectives, and strategies of AEI Fund 26 compare with those of the entities tracked on the NCREIF index. Also, if you intend to include the NCREIF statistics, please expand to include a complete picture of performance of the index rather than disclosing the results for only one particular year.

Public Fund Composite Historical Distribution Summary
3. We note your response to previous comment 10. By aggregating the annual distributions of all funds, the chart presents a more stable presentation of annual distributions than were received by investors in many of your funds. Please revise the chart to better reflect the variability in distributions in each of your funds or, alternatively, delete the chart.
4. We note your response that the information in the chart was not derived from the prior performance tables. All material information presented in sales literature should be contained in, or derived from, the information included in the prospectus. Please revise accordingly.
5. We note your response that the chart does not reflect distributions that were a return of capital or liquidating distributions. However, we also note from the chart itself that the distributions include profits from the sale of properties. Please advise us why it is appropriate to include profits from property sales in the table when losses on property sales, if any, do not appear to be reflected in the table.
6. Please revise your risk factor disclosure to remove any mitigating language such as the statement that some of the programs sponsored by
AEI Fund Management have returned more than an investor`s original contribution to capital.

*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Flinn, Accounting Examiner, at 202-
551-
3469 or Cicely Lucky, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters.  Please contact Charito A. Mittelman at 202-551-
3402
or me at 202-551-3852 with any other questions.

Sincerely,



Michael McTiernan
Special Counsel

cc:	Thomas O. Martin, Esq. (via facsimile)

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Robert P. Johnson
AEI Income & Growth Fund 26 LLC
September 20, 2005
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